FILE #82-2877

02 NOV 20 AM 9:07

02060343

SUPPL

GALLERY RESOURCES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2002

(UNAUDITED - SEE NOTICE TO READER)

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

12/11

FILE # 82-2877

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd. and a summary balance sheet as at August 31, 2002 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the six months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
October 30, 2002

FILE # 82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	August 31, 2002	February 28, 2002 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 17,566	$ -
Accounts receivable	29,390	103,914
Prepaid expenses	332,275	223,098
Total current assets	379,231	327,012
TERM DEPOSITS	3,500	10,000
MINING CLAIMS	1,041,990	788,710
DEFERRED DEVELOPMENT EXPENDITURES	6,818,374	6,582,673
CAPITAL ASSETS	100,701	109,351
	$ 8,343,796	$ 7,817,746
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank advances	$ -	$ 35,717
Accounts payable and accrued liabilities	306,264	234,329
	306,264	270,046
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 98,715,403 common shares (February 28, 2002 - 83,965,403 shares)	21,402,482	19,757,482
Commitment to issue shares	-	125,000
Deficit, per the accompanying statement	(13,364,950)	(12,334,782)
Total shareholders' equity	8,037,532	7,547,700
	$ 8,343,796	$ 7,817,746

Bruce Costerd [signature] Director

Brian Cawley [signature] Director

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Interest Income	$ 2	$ 6	$ 157	$ 350
Administrative expenditures	512,425	334,776	1,017,052	777,360
Loss from operations	(512,423)	(334,770)	(1,016,895)	(777,010)
Write-down of mineral properties	7,065	14,578	13,273	29,104
NET LOSS	(519,488)	(349,348)	(1,030,168)	(806,114)
DEFICIT, beginning of period	(12,845,462)	(11,705,860)	(12,334,782)	(11,249,094)
DEFICIT, end of period	(13,364,950)	(12,055,208)	(13,364,950)	(12,055,208)

FILE# 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Cash flows from operating activities				
Cash paid to suppliers and employees	$ (630,791)	$ (426,065)	$ (1,120,094)	$ (1,212,830)
Interest received	2	6	157	350
	(630,789)	(426,059)	(1,119,937)	(1,212,480)
Cash flows from financing activities				
Issue of share capital	930,000	423,000	1,420,000	1,221,250
Cash flow from investment activities				
Purchase of capital assets	-	(1,729)	-	(1,729)
Term deposit redeemed	-	-	6,500	
Mineral property acquisition costs	(170,680)	19,700	(253,280)	(14,050)
	(170,680)	17,971	(246,780)	(15,779)
Increase in bank advances	128,531	14,912	53,283	(7,009)
Bank advances, beginning of period	(110,965)	(38,891)	(35,717)	(16,970)
Bank advances, beginning of period	$ 17,566	$ (23,979)	$ 17,566	$ (23,979)

FILE # 82-2877

GALLERY RESOURCES CORPORATION
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Expenditures				
Amortization	$ 3,619	$ 11,676	$ 7,238	$ 23,352
Subcontractors	192,214	172,419	235,701	372,777
Wages and employee benefits	3,637	2,566	6,035	5,006
Increase in deferred development expenditures during the period	199,470	186,661	248,974	401,135
Deferred development expenditures at the beginning of the year	6,625,969	6,301,933	6,582,673	6,101,985
Deferred costs written off	(7,065)	(14,578)	(13,273)	(29,104)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 6,818,374	$ 6,474,016	$ 6,818,374	$ 6,474,016

FILE # 82-2877

GALLERY RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

FILE #82-2877

Gallery Resources Limited
Quarterly Report
August 31, 2002

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
- (a) Information is contained in Schedule A.

2.0 Related party transaction
- (a) Wages, benefits and reimbursement for financing the company - $500,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**		**Common shares**	**Consideration**
	4,900,000	.10	Cash
	3,100,000	.10	Share for debt
	3,000,000	.15	Cash
(b) **Warrants**			
Exercised	850,000	.10	Share for debt
Issued	11,050,000		
Expired	6,200,000		
(c) Options			
Exercised	2,400,000	.10	Share for debt
	100,000	.10	Cash
	400,000	.15	Cash
Issued	7,500,000	.10	
Cancelled	1,700,000		

4.0 Summary of securities as at end of reporting period.
- (a) The authorized capital: The company has unlimited number of common voting shares and 98,715,403 shares are issued and outstanding;
- (b) The number of options exercised is 2,900,000;
- (c) The number of options cancelled is 1,700,000
- (d) The number of options issued is 7,500,000;
- (e) The number of warrants exercised is 850,000;
- (f) The number of warrants expired is 6,200,000;
- (g) The number of warrants issued is 8,000,000;
- (h) The number of options outstanding is 9,640,000;
- (i) The number of warrants outstanding is 21,200,000.

5.0 Administrative expenses:

Wages and benefits	$ 874,450
Office and miscellaneous	93,732
Advertising and promotion	17,681
Professional fees	19,730
Automotive and travel	10,047
Amortization	1,412
	$ 1,017,052

FILE #82-2877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business:

Gallery Resources Limited, a Vancouver based junior mining company, is actively exploring eastern Canada and holds the mineral rights to 4 principal exploration properties in Newfoundland and Labrador. The Company first explored Labrador in the mid-1990's following the discovery of the rich Voisey's Bay deposits in northern Labrador. The Okak Bay and Cabot Lake properties both contain surface and drill indications of Voisey's Bay type Nickel-Copper-Cobalt enriched magmatic sulphide mineralization. The company has maintained twenty two mineral claims in the Cariboo Mining District in the Province of British Columbia. These claims comprises of 6 placer mining leases and 16 hard rock claims.

The Katie Property is one of Newfoundland's largest exploration properties covering approximately 50,000 acres of a highly prospective belt of volcanic rocks in which there has been a recent discovery of very high grade zinc-copper-lead-silver-gold mineralization. A combination of equity financing and continued support from the Junior Company Exploration Assistance Program (JCEAP), administered by the Newfoundland Department of Mines and Energy had assisted Gallery in the drill testing of the Katie property. In early 2001 , the Katie produced positive results with the intersection of base metals and precious metals mineralized zones. Gallery will continue to drill test this property.

There are no immediate plans for 2002 exploration work on the Labrador properties. Both the Okak Bay and Cabot Lake Properties carry sufficient exploration expenditures incurred during 1996 to 2000 to maintain these properties in good standing for the next several years. Base camp facilities and drill equipment are stored onsite to facilitate future exploration activities on the 2 Labrador Properties.

2. Properties:

On April 16, 2001 Gallery optioned the LERQ Property from Prospectors, Larry, Eddie and Roland Quinlan of Birch Bay, NF. Under the terms of this Option Agreement Gallery was required to make an initial payment of $8,000 cash and issue 45,000 common shares to the Quinlan brothers and make property payments and also incur expenditures of $320,000 over a three year period to earn a 100% interest in the LERQ Property, subject to a 3% Net Smelter Royalty. The LERQ Property adjoins Gallery's Katie Property in Central Newfoundland and also covers favorable geology intersected in drilling completed to date.

The company has relinquished the Baker Brook Property and the Gullbridge Mine Property.

FILE #82-2877

3. **BHP Billiton**:

(a) Agreement with BHP Billiton: The company has entered into a joint venture agreement with BHP Billiton Diamonds Inc. The agreement provides Gallery with an opportunity to earn an interest in a number of Ni-Cu-PGM resources opportunities identified by BHP Billiton in eastern Canada. The joint venture has staked 2,181 claims in western Labrador. Gallery will be the operator of the joint venture and will fund the initial $1,000,000 exploration budget to earn 50 % interest in the joint venture. The terms of this agreement is a minimum expenditure of $ 250,000 per year over period of four years.

FILE #82-2877

02 NOV 20 AM 9:07

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YYYY / MM / DD
Gallery Resources Limited		2002/08/31	2002/10/29
ISSUER ADDRESS			
1520 700 West Pender Street			

CITY	PROVINCE	POSTAL CODE	ISSUER FAX #	ISSUER TELEPHONE #
Vancouver	British Columbia	V6C 1G8	604.662.8616	604.662.8119

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE #
Brian Cawley	Director	604.731.1191
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS	
bcawley@cawley-assoc.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
Bruce Costerd	Bruce Costerd	2002/10/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Brian Cawley	2002/10/30

FILE #82-2877

GALLERY RESOURCES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2002

(UNAUDITED - SEE NOTICE TO READER)

FILE # 82-2577

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd. and a summary balance sheet as at August 31, 2002 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the six months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
October 30, 2002

FILE # 82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	August 31, 2002	February 28, 2002 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash	$ 17,566	$ -
Accounts receivable	29,390	103,914
Prepaid expenses	332,275	223,098
Total current assets	379,231	327,012
TERM DEPOSITS	3,500	10,000
MINING CLAIMS	1,041,990	788,710
DEFERRED DEVELOPMENT EXPENDITURES	6,818,374	6,582,673
CAPITAL ASSETS	100,701	109,351
	$ 8,343,796	$ 7,817,746
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank advances	$ -	$ 35,717
Accounts payable and accrued liabilities	306,264	234,329
	306,264	270,046
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 98,715,403 common shares (February 28, 2002 - 83,965,403 shares)	21,402,482	19,757,482
Commitment to issue shares	-	125,000
Deficit, per the accompanying statement	(13,364,950)	(12,334,782)
Total shareholders' equity	8,037,532	7,547,700
	$ 8,343,796	$ 7,817,746

Bruce Costerd [signature] Director

Brian Cawley [signature] Director

FILE #82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Interest Income	$ 2	$ 6	$ 157	$ 350
Administrative expenditures	512,425	334,776	1,017,052	777,360
Loss from operations	(512,423)	(334,770)	(1,016,895)	(777,010)
Write-down of mineral properties	7,065	14,578	13,273	29,104
NET LOSS	(519,488)	(349,348)	(1,030,168)	(806,114)
DEFICIT, beginning of period	(12,845,462)	(11,705,860)	(12,334,782)	(11,249,094)
DEFICIT, end of period	(13,364,950)	(12,055,208)	(13,364,950)	(12,055,208)

FILE #82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CHANGES IN CASH FLOW
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Cash flows from operating activities				
Cash paid to suppliers and employees	$ (630,791)	$ (426,065)	$ (1,120,094)	$ (1,212,830)
Interest received	2	6	157	350
	(630,789)	(426,059)	(1,119,937)	(1,212,480)
Cash flows from financing activities				
Issue of share capital	930,000	423,000	1,420,000	1,221,250
Cash flow from investment activities				
Purchase of capital assets	-	(1,729)	-	(1,729)
Term deposit redeemed	-	-	6,500	
Mineral property acquisition costs	(170,680)	19,700	(253,280)	(14,050)
	(170,680)	17,971	(246,780)	(15,779)
Increase in bank advances	128,531	14,912	53,283	(7,009)
Bank advances, beginning of period	(110,965)	(38,891)	(35,717)	(16,970)
Bank advances, beginning of period	$ 17,566	$ (23,979)	$ 17,566	$ (23,979)

FILE#82-2877

GALLERY RESOURCES CORPORATION
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE SIX MONTHS ENDED AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	For the three month period ended		For the cumulative six month period ended	
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
Expenditures				
Amortization	$ 3,619	$ 11,676	$ 7,238	$ 23,352
Subcontractors	192,214	172,419	235,701	372,777
Wages and employee benefits	3,637	2,566	6,035	5,006
Increase in deferred development expenditures during the period	199,470	186,661	248,974	401,135
Deferred development expenditures at the beginning of the year	6,625,969	6,301,933	6,582,673	6,101,985
Deferred costs written off	(7,065)	(14,578)	(13,273)	(29,104)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 6,818,374	$ 6,474,016	$ 6,818,374	$ 6,474,016

FILE#82-2877

GALLERY RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

FILE# 82-2877

Gallery Resources Limited
Quarterly Report
August 31, 2002

Schedule B: SUPPLEMENTARY INFORMATION

1.0 Analysis of expenses and deferred cost.
- (a) Information is contained in Schedule A.

2.0 Related party transaction
- (a) Wages, benefits and reimbursement for financing the company - $500,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**		**Common shares**	**Consideration**
	4,900,000	.10	Cash
	3,100,000	.10	Share for debt
	3,000,000	.15	Cash
(b) **Warrants**			
Exercised	850,000	.10	Share for debt
Issued	11,050,000		
Expired	6,200,000		
(c) Options			
Exercised	2,400,000	.10	Share for debt
	100,000	.10	Cash
	400,000	.15	Cash
Issued	7,500,000	.10	
Cancelled	1,700,000		

4.0 Summary of securities as at end of reporting period.
- (a) The authorized capital: The company has unlimited number of common voting shares and 98,715,403 shares are issued and outstanding;
- (b) The number of options exercised is 2,900,000;
- (c) The number of options cancelled is 1,700,000
- (d) The number of options issued is 7,500,000;
- (e) The number of warrants exercised is 850,000;
- (f) The number of warrants expired is 6,200,000;
- (g) The number of warrants issued is 8,000,000;
- (h) The number of options outstanding is 9,640,000;
- (i) The number of warrants outstanding is 21,200,000.

5.0 Administrative expenses:

Wages and benefits	$ 874,450
Office and miscellaneous	93,732
Advertising and promotion	17,681
Professional fees	19,730
Automotive and travel	10,047
Amortization	1,412
	$ 1,017,052

FILE # 82-3877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business:

Gallery Resources Limited, a Vancouver based junior mining company, is actively exploring eastern Canada and holds the mineral rights to 4 principal exploration properties in Newfoundland and Labrador. The Company first explored Labrador in the mid-1990's following the discovery of the rich Voisey's Bay deposits in northern Labrador. The Okak Bay and Cabot Lake properties both contain surface and drill indications of Voisey's Bay type Nickel-Copper-Cobalt enriched magmatic sulphide mineralization. The company has maintained twenty two mineral claims in the Cariboo Mining District in the Province of British Columbia. These claims comprises of 6 placer mining leases and 16 hard rock claims.

The Katie Property is one of Newfoundland's largest exploration properties covering approximately 50,000 acres of a highly prospective belt of volcanic rocks in which there has been a recent discovery of very high grade zinc-copper-lead-silver-gold mineralization. A combination of equity financing and continued support from the Junior Company Exploration Assistance Program (JCEAP), administered by the Newfoundland Department of Mines and Energy had assisted Gallery in the drill testing of the Katie property. In early 2001 , the Katie produced positive results with the intersection of base metals and precious metals mineralized zones. Gallery will continue to drill test this property.

There are no immediate plans for 2002 exploration work on the Labrador properties. Both the Okak Bay and Cabot Lake Properties carry sufficient exploration expenditures incurred during 1996 to 2000 to maintain these properties in good standing for the next several years. Base camp facilities and drill equipment are stored onsite to facilitate future exploration activities on the 2 Labrador Properties.

2. Properties:

On April 16, 2001 Gallery optioned the LERQ Property from Prospectors, Larry, Eddie and Roland Quinlan of Birch Bay, NF. Under the terms of this Option Agreement Gallery was required to make an initial payment of $8,000 cash and issue 45,000 common shares to the Quinlan brothers and make property payments and also incur expenditures of $320,000 over a three year period to earn a 100% interest in the LERQ Property, subject to a 3% Net Smelter Royalty. The LERQ Property adjoins Gallery's Katie Property in Central Newfoundland and also covers favorable geology intersected in drilling completed to date.

The company has relinquished the Baker Brook Property and the Gullbridge Mine Property.

FILE#82-2877

3. **BHP Billiton**:

(a) Agreement with BHP Billiton: The company has entered into a joint venture agreement with BHP Billiton Diamonds Inc. The agreement provides Gallery with an opportunity to earn an interest in a number of Ni-Cu-PGM resources opportunities identified by BHP Billiton in eastern Canada. The joint venture has staked 2,181 claims in western Labrador. Gallery will be the operator of the joint venture and will fund the initial $1,000,000 exploration budget to earn 50 % interest in the joint venture. The terms of this agreement is a minimum expenditure of $ 250,000 per year over period of four years.